Exhibit 99.1

Amendment and Supplementary Agreement II to
the NIO China Investment Agreement

This Amendment and Supplementary Agreement II to the NIO China Investment Agreement (this “Amendment and Supplementary Agreement II”) is made on June 18, 2020 (the “Execution Date”) by and among:

(1)	CMG-SDIC Capital Management Co., Ltd., a limited liability company duly established and existing under the Laws of the People’s Republic of China (“PRC” or “China”, for the purpose of this Amendment and Supplementary Agreement II, excluding the Hong Kong Special Administrative Region, the Macao Special Administrative Region and Taiwan), with unified social credit code of 91130600MA094UG35F, and with its legal representative being GAO Guohua and registered office at West Dong Ao Wei Road, Rongcheng County, Baoding city, Hebei province (“SDIC”);

(2)	Advanced Manufacturing Industry Investment Fund II (Limited Partnership), a limited partnership duly established and existing under the Laws of China, with unified social credit code of 91320191 MA1YK7YA6J, and with its executive partner being SDIC and registered office at Room 1380, Fuying Building, No. 99 Tuanjie Road, Research and Innovation Park, Jiangbei New District, Nanjing City (“Advanced Manufacturing Industry Investment Fund”);

(3)	Anhui Provincial Emerging Industry Investment Co., Ltd., a limited liability company duly established and existing under the Laws of China, with unified social credit code of 9134000032543101X1, and with its legal representative being HUANG Linmu and registered address at Room 301, Innovation Building, 860 Wangjiang West Road, High-tech District, Hefei City, Anhui Province (“Anhui High-tech Co.”);

(4)	Anhui Jintong New Energy Automobile II Fund Partnership (Limited Partnership), a limited partnership duly established and existing under the Laws of China, with unified social credit code of 91340800 MA2UE54B3J, and with its executive partner being Anhui Jintong New Energy II Investment Management Partnership (Limited Partnership) and registered office at Room 616-1, Building#1, Zhumeng New Zone, No. 188 Wenyuan Road, Yixiu District, Anqing City, Anhui Province. (“New Energy Automobile Fund”);

(5)	Anhui Provincial Sanzhong Yichuang Industry Development Fund Co., Ltd., a limited liability company duly established and existing under the Laws of China, with unified social credit code of 91340100MA2NUJ2A1H, and with its legal representative being XIE Hai and registered address at Room 424, Science and Technology Innovation Center, No. 860 Wangjiang West Road, High-tech District, Hefei City (“Anhui Sanzhong Yichuang”);

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(6)	Hefei City Construction and Investment Holding (Group) Co., Ltd., a limited liability company duly established and existing under the Laws of China, with unified social credit code of 91340100790122917R, and with its legal representative being LI Hongzhuo and registered address at No. 229 Wuhan road, Binhu New District, Hefei City, Anhui Province (the “Hefei Investor”);

(7)	Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership), a limited partnership duly established and existing under the Laws of China, with unified social credit code of 91340111 MA2UU69EX8, and with its executive partner being Hefei Xinping Investment Management Co., Ltd. and registered office at Room 101, 1st Floor, Area G, Intelligent Equipment Technology Park, 3963 Susong Road, Economic and Technology Development Zone, Hefei City, Anhui Province (“Jianheng New Energy Fund”);

(8)	NIO Inc., a company duly organized and validly existing under the laws of the Cayman Islands and having its registered address at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and currently listed on the New York Stock Exchange of the United States under the code of NIO (“NIO Inc.”);

(9)	NIO Nextev Limited, a limited company duly organized and validly existing under the laws of Hong Kong Special Administrative Region, with company number of 2199750 and its registered address at 30th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong (“NIO HK”);

(10)	NIO User Enterprise Limited, a limited company duly organized and validly existing under the laws of Hong Kong Special Administrative Region, with company number of 2487823 and its registered address at 30th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong (“UE HK”);

(11)	NIO Power Express Limited, a limited company duly organized and validly existing under the laws of Hong Kong Special Administrative Region, with company number of 2472480 and its registered address at 30th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong (“PE HK”, together with NIO HK and UE HK, the “NIO HK Holding Platforms”, and together with NIO Inc., the “NIO Parties”); and

(12)	NIO (Anhui) Holding Co., Ltd., a limited liability company duly organized and validly existing under the laws of China, with its unified social credit code of 91340111 MA2RAD3M4R, with its legal representative being WANG Zhenglin and its registered address at West Susong Road and North Shenzhen Road, Economic and Technological Development Zone, Hefei City, Anhui Province (the “Target Company”).

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For purposes of this Amendment and Supplementary Agreement II, each of the above parties are referred to individually as a “Party” and collectively as the “Parties”.

Unless otherwise specified in this Amendment and Supplementary Agreement II, all terms used herein shall have the same meanings and interpretation rules as those provided under the Investment Agreement (as defined below).

WHEREAS:

(a)	SDIC, Anhui High-tech Co., the Hefei Investor, the NIO Parties and the Target Company have entered into a NIO China Investment Agreement dated April 29, 2020 (the “Investment Agreement”);

(b)	SDIC, Advanced Manufacturing Industry Investment Fund, Anhui High-tech Co., New Energy Automobile Fund, Hefei Investor, Jianheng New Energy Fund, NIO Parties and the Target Company entered into an Amendment and Supplementary Agreement to NIO China Investment Agreement dated June 5, 2020 (the “Amendment and Supplementary Agreement I”). Pursuant to the Amendment and Supplementary Agreement I, SDIC designates Advanced Manufacturing Industry Investment Fund, Anhui High-tech Co. designates New Energy Automobile Fund and the Hefei Investor designates Jianheng New Energy Fund to assume all or part of their respective rights and obligations under the Investment Agreement;

(c)	Anhui High-tech Co. designates New Energy Automobile Fund to assume all the corresponding rights and obligations under the Investment Agreement regarding its capital increase price of RMB 200,000,000 (corresponding to the newly increased registered capital of RMB 34,965,034.97 of the Target Company) in accordance with the Amendment and Supplementary Agreement I. In addition to that, Anhui High-tech Co. proposes to further designate Anhui Sanzhong Yichuang to assume all the corresponding rights and obligations under the Investment Agreement and the Amendment and Supplementary Agreement I regarding its remaining capital increase price of RMB 800,000,000.00 of the increased capital of the Target Company (corresponding to the newly increased registered capital of RMB 139,860,139.86 of the Target Company) in accordance with this Amendment and Supplementary Agreement II, and Anhui Sanzhong Yichuang agrees to assume such rights and obligations in accordance with this Amendment and Supplementary Agreement II; and

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(d)	The Parties unanimously agree to make specific amendments and supplements to certain terms of the Investment Agreement in accordance with this Amendment and Supplementary Agreement II.

NOW, THEREFORE, the Parties unanimously agree and acknowledge that Anhui Sanzhong Yichuang shall become a party to the Investment Agreement and the Amendment and Supplementary Agreement I by entering into this Amendment and Supplementary Agreement II and agree as follows:

1.	The Parties unanimously confirm and agree that, in accordance with the Amendment and Supplementary Agreement I, Anhui High-tech Co. hereby designates New Energy Automobile Fund to assume all of its rights and obligations under the Investment Agreement regarding its capital increase price of RMB 200,000,000 (corresponding to the newly increased registered capital of RMB 34,965,034.97 of the Target Company); in accordance with this Amendment and Supplementary Agreement II, Anhui High-tech Co. hereby designates Anhui Sanzhong Yichuang to assume all of its rights and obligations under the Investment Agreement and the Amendment and Supplementary Agreement I regarding its remaining capital increase price of RMB 800,000,000 (corresponding to the newly increased registered capital of RMB 139,860,139.86 of the Target Company) and Anhui Sanzhong Yichuang hereby agrees to assume such rights and obligations in accordance with this Amendment and Supplementary Agreement II. Upon completion of the said designation, Anhui High-tech Co. shall no longer subscribe for the newly increased registered capital of the Target Company.

2.	In Article 1.1 of the Investment Agreement, the following definitions are amended as follows:

Investor	means	Advanced Manufacturing Industry Investment Fund, New Energy Automobile Fund, Anhui Sanzhong Yichuang and Jianheng New Energy Fund

The following definitions shall be added:

Anhui Sanzhong Yichuang Capital Increase Price	means	the definition of Article 2.1.1.1 hereof

The following definitions shall be deleted:

Anhui High-tech Co. Capital Increase Price	means	the definition of Article 2.1.1.1 hereof

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3.	Article 2.1.1.1 of the Investment Agreement shall be amended as follows:

The total value of the Target Company and all of the Restructure Assets that shall be contributed by the NIO Parties into the Target Company in accordance with this Agreement (including all the equity interest in NIO Co., Ltd., Shanghai NIO Sales and Service Co., Ltd. and NIO Energy Investment (Hubei) Co., Ltd., which shall be contributed by the NIO HK Holding Platforms into the Target Company, and the other restructure assets that shall be contributed by the NIO Parties into the Target Company) shall be RMB 17,767.8 billion, which is 85% of the average of the market value of NIO Inc. based on the stock price of NIO Inc. in the 30 public trading days prior to April 21, 2020 published by the New York Stock Exchange. The Parties agree that the Investors shall invest RMB 7 billion (“Investors Capital Increase Price”) to subscribe for RMB 1,223,776,223.79 newly increased registered capital of the Target Company, representing 24.115% of equity interest in the Target Company after the completion of this Transaction, among which:

(i)	Advanced Manufacturing Industry Investment Fund shall subscribe for RMB 174,825,174.83 of the Target Company’s newly increased registered capital at a price of RMB 1,000,000,000.00 (the “Advanced Manufacturing Industry Investment Fund Capital Increase Price”), representing 3.445% of equity interest in the Target Company after the completion of this Transaction;

(ii)	New Energy Automobile Fund shall subscribe for RMB 34,965,034.97 of the newly increased registered capital of the Target Company at a price of RMB 200,000,000.00 (the “New Energy Automobile Fund Capital Increase Price”), representing 0.689% of equity interest in the Target Company after the completion of this Transaction;

(iii)	Anhui Sanzhong Yichuang shall subscribe for RMB 139,860,139.86 of the Target Company’s newly increased registered capital at a price of RMB 800,000,000.00 (the “Anhui Sanzhong Yichuang Capital Increase Price”), representing 2.756% of equity interest in the Target Company after the completion of this Transaction;

(iv)	Jianheng New Energy Fund shall subscribe for RMB 874,125,874.13 of the newly increased registered capital of the Target Company at a price of RMB 5,000,000,000.00 (the “Jianheng New Energy Fund Capital Increase Price”), representing 17.225% of equity interest in the Target Company after the completion of this Transaction.

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Among the Investors Capital Increase Price, RMB 1,223,776,223.79 shall become the newly increased registered capital of the Target Company and RMB 5,776,223,776.21 shall be included as surplus in the capital reserves of the Target Company. Specifically:

Name of Shareholder	Capital Increase Price	Corresponding Registered Capital	Percentage of Equity interest in the Target Company after Completion of the Transaction	Premium included as Surplus in the Capital Reserve
Advanced Manufacturing Industry Investment Fund	1,000,000,000.00	174,825,174.83	3.445%	825,174,825.17
New Energy Automobile Fund	200,000,000.00	34,965,034.97	0.689%	165,034,965.03
Anhui Sanzhong Yichuang	800,000,000.00	139,860,139.86	2.756%	660,139,860.14
Jianheng New Energy Fund	5,000,000,000.00	874,125,874.13	17.225%	4,125,874,125.87
TOTAL	7,000,000,000.00	1,223,776,223.79	24.115%	5,776,223,776.21

4.	The form in Article 2.2 of the Investment Agreement shall be amended as follows:

Name of Shareholder	Subscribed Capital Contribution (RMB)	Percentage of Subscribed Capital Contribution
NIO Nextev Limited	2,539,030,264.99	50.032%
NIO User Enterprise Limited	1,252,136,433.60	24.674%
NIO Power Express Limited	59,830,818.88	1.179%
Advanced Manufacturing Industry Investment Fund	174,825,174.83	3.445%

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Name of Shareholder	Subscribed Capital Contribution (RMB)	Percentage of Subscribed Capital Contribution
New Energy Automobile Fund	34,965,034.97	0.689%
Anhui Sanzhong Yichuang	139,860,139.86	2.756%
Jianheng New Energy Fund	874,125,874.13	17.225%
TOTAL	5,074,773,741.26	100.000%

5.	Article 3.1.1 of the Investment Agreement shall be amended as follows:

(1)	On the fifth (5th) business day after all of the Investor’s closing conditions have been proved to be satisfied or waived, Advanced Manufacturing Industry Investment Fund shall pay all Advanced Manufacturing Industry Investment Fund Capital Increase Price of RMB 1,000,000,000.00 to the bank account opened by the Target Company, of which RMB 174,825,174.83 shall be included in the registered capital of the Target Company and RMB 825,174,825.17 shall be included in the capital reserves of the Target Company;

(2)	In principal, on the fifth (5th) business day after all of the Investor’s closing conditions have been proved to be satisfied or waived, but in no event later than September 30, 2020, New Energy Automobile Fund shall pay all New Energy Automobile Fund Capital Increase Price of RMB 200,000,000.00 to the bank account opened by the Target Company, of which RMB 34,965,034.97 shall be included in the registered capital of the Target Company and RMB 165,034,965.03 shall be included in the capital reserves of the Target Company.

(3)	In principal, on the fifth (5th) business day after all of the Investor’s closing conditions have been proved to be satisfied or waived, but in no event later than September 30, 2020, Anhui Sanzhong Yichuang shall pay all Anhui Sanzhong Yichuang Capital Increase Price of RMB 800,000,000.00 to the bank account opened by the Target Company, of which RMB 139,860,139.86 shall be included in the registered capital of the Target Company and RMB 660,139,860.14 shall be included in the capital reserves of the Target Company.

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(4)	On the fifth (5th) business day after all of the Investor’s closing conditions have been proved to be satisfied or waived, UE HK shall pay three tenths (3/10) of the NIO Parties’ Capital Increase Price, i.e., RMB 1.278 billion, to the bank account opened by the Target Company, of which RMB 223,426,573.43 shall be included in the registered capital of the Target Company and RMB 1,054,573,426.57 shall be included in the capital reserves of the Target Company;

(5)	Jianheng New Energy Fund shall pay three tenths (3/10) of the Jianheng New Energy Fund Capital Increase Price, i.e., RMB 1.5 billion to the bank account of the Target Company on or before June 30, 2020, of which, RMB 262,237,762.24 shall be included in the registered capital of the Target Company, and RMB 1,237,762,237.76 shall be included in the capital reserves of the Target Company. The Parties agree that Jianheng New Energy Fund shall pay the first installment of the Capital Increase Price subject to the completion of private equity fund filing with the Asset Management Association of China. If such private equity fund filing fails to be successfully completed prior to June 30, 2020, the payment of the first installment of the Capital Increase Price shall be the made upon completion of such private equity fund filing.

The form in Section 3.1.1 of the Investment Agreement shall be amended as follows:

Name of Shareholder	First Installment of Capital Increase Price	Corresponding Registered Capital	Premium included as Surplus in the Capital Reserve
Advanced Manufacturing Industry Investment Fund	1,000,000,000.00	174,825,174.83	825,174,825.17
New Energy Automobile Fund	200,000,000.00	34,965,034.97	165,034,965.03
Anhui Sanzhong Yichuang	800,000,000.00	139,860,139.86	660,139,860.14
Jianheng New Energy Fund	1,500,000,000.00	262,237,762.24	1,237,762,237.76
UE HK	1,278,000,000.00	223,426,573.43	1,054,573,426.57
TOTAL	4,778,000,000.00	835,314,685.33	3,942,685,314.67

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6.	Article 3.3.2 of the Investment Agreement shall be amended as follows: “If any NIO Party (the “NIO Overdue Party”) fails to pay any installment of the Capital Increase Price on time in accordance with this Agreement, then as from sixty (60) days after the expiry of the Capital Increase Price payment period for such installment or as from the date on which the NIO Party notifies the Target Company, Advanced Manufacturing Industry Investment Fund, New Energy Automobile Fund, Anhui Sanzhong Yichuang and Jianheng New Energy Fund in writing of its failure to perform the obligation to pay the Capital Increase Price, Advanced Manufacturing Industry Investment Fund, New Energy Automobile Fund, Anhui Sanzhong Yichuang and Jianheng New Energy Fund shall have the right to notify the NIO Overdue Party and the Target Company in writing and request the NIO Overdue Party to transfer the outstanding registered capital corresponding to the overdue Capital Increase Price to Advanced Manufacturing Industry Investment Fund, New Energy Automobile Fund, Anhui Sanzhong Yichuang and Jianheng New Energy Fund or the third party designated by them free of charge, and Advanced Manufacturing Industry Investment Fund, New Energy Automobile Fund, Anhui Sanzhong Yichuang and Jianheng New Energy Fund or the third party designated by them shall pay the total subscription price that is calculated using the subscription price per newly increased registered capital in this Transaction. The NIO Overdue Party shall, within twenty (20) business days from the date of receiving the aforesaid written notice, transfer the aforesaid unpaid registered capital to Advanced Manufacturing Industry Investment Fund, New Energy Automobile Fund, Anhui Sanzhong Yichuang and Jianheng New Energy Fund or any third party designated thereby free of charge, and shall complete the re-registration formalities with AMR and other competent Authorities. If after the transfer, the transferee cannot pay the capital increase price, Advanced Manufacturing Industry Investment Fund, New Energy Automobile Fund, Anhui Sanzhong Yichuang and Jianheng New Energy Fund shall be entitled to require the Target Company to decrease such overdue and unpaid registered capital in accordance with applicable laws and the Articles of Association of the Target Company. If Advanced Manufacturing Industry Investment Fund, New Energy Automobile Fund, Anhui Sanzhong Yichuang and Jianheng New Energy Fund exercise the rights described in this Article at the same time, they shall exercise such rights in proportion to their paid-in capital contributions to the Target Company.”

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7.	Article 3.3.3 of the Investment Agreement shall be amended as follows: “If the NIO Overdue Party fails to pay the Capital Increase Price within sixty (60) days after the expiry of the Capital Increase Price payment period for such installment, and Advanced Manufacturing Industry Investment Fund, New Energy Automobile Fund, Anhui Sanzhong Yichuang and Jianheng New Energy Fund choose not to exercise or only partially exercise the right provided under Article 3.3.2 hereof to request the NIO Overdue Party to transfer the unpaid registered capital without consideration, then with respect to the part of the unpaid registered capital that Advanced Manufacturing Industry Investment Fund, New Energy Automobile Fund, Anhui Sanzhong Yichuang and Jianheng New Energy Fund do not exercise the right, Advanced Manufacturing Industry Investment Fund, New Energy Automobile Fund, Anhui Sanzhong Yichuang and Jianheng New Energy Fund shall have the right to request the Target Company to decrease such overdue and unpaid registered capital in accordance with applicable laws and the Articles of Association of the Target Company.”

8.	Article 3.3.5 of the Investment Agreement shall be amended as follows: “For the avoidance of doubt, exercise by Advanced Manufacturing Industry Investment Fund, New Energy Automobile Fund, Anhui Sanzhong Yichuang and Jianheng New Energy Fund of their rights set forth in this Article 3.3 shall not release the NIO Overdue Party from any obligation to pay the overdue fine.”

9.	Article 4.11 of the Investment Agreement shall be amended as follows: “Anhui Sanzhong Yichuang and Jianheng New Energy Fund have both obtained their necessary approvals related to state-owned investment; New Energy Automobile Fund has completed its internal approval procedures related to this Transaction.”

10.	Article 13.2 of the Investment Agreement shall be amended as follows: “Contents related to the capital increase by Jianheng New Energy Fund shall be implemented after approval by the State-owned Assets Supervision and Administration Agency of Hefei City. Contents related to the capital increase by Anhui Sanzhong Yichuang shall be implemented after the relevant state-owned assets approval procedures have been completed. Contents related to the capital increase by New Energy Automobile Fund shall be implemented after its internal approval procedures have been completed.”

11.	Article 13.3 of the Investment Agreement shall be amended as follows: “If Jianheng New Energy Fund, New Energy Automobile Fund and Anhui Sanzhong Yichuang request to make change to this Agreement in connection with effecting the procedures necessary to obtain state-owned assets approval, the Parties agree to enter into a supplement hereto. If there is any inconsistency, such supplement shall prevail.”

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12.	The contact information of Anhui Sanzhong Yichuang shall be included to Article 14.2 of the Investment Agreement:

Anhui Sanzhong Yichuang:

Attention:	LIU Jingran
Address:	[***]
Telephone:	[***]
Email:	[***]

13.	Exhibit II of the Investment Agreement (Shareholding Structure of NIO Inc. after the Closing of this Transaction) shall be amended as the exhibit of this Amendment and Supplementary Agreement II. The exhibit to this Amendment and Supplementary Agreement II is an integral part of this Amendment and Supplementary Agreement II and shall have the same legal effect as the text hereof.

14.	Each Party hereto hereby acknowledges that, Anhui High-tech Co. transfers its obligations and rights under the Investment Agreement and the Amendment and Supplementary Agreement I to Anhui Sanzhong Yichuang in accordance with this Amendment and Supplementary Agreement II, and hereby waives its right of first refusal and any other prior right or right of priority that they may be entitled to in accordance with applicable PRC Laws, this Amendment and Supplementary Agreement II, the articles of association of the Target Company or any other matters.

15.	As of the Execution Date of this Amendment and Supplementary Agreement II, Anhui Sanzhong Yichuang shall be deemed as a successor with respect to the registered capital subscribed by it and shall become a party to the Investment Agreement and the Amendment and Supplementary Agreement I as if Anhui Sanzhong Yichuang has executed the Investment Agreement and the Amendment and Supplementary Agreement I as an original signatory party; for the avoidance of doubt, Anhui High-tech Co. shall not be bound by any obligation under the Investment Agreement and the Amendment and Supplementary Agreement I with respect to the subscribed registered capital to be assumed by Anhui Sanzhong Yichuang.

16.	With respect to the closing conditions under Article 4.11 of the Investment Agreement, as of the Execution Date of this Amendment and Supplementary Agreement II, each of Anhui Sanzhong Yichuang and Jianheng New Energy Fund hereby confirms that it has obtained its necessary approvals related to capital contribution by state-owned assets for this Transaction and such closing conditions have been completed. After each of other closing conditions being satisfied or waived by the Investors, New Energy Automobile Fund, Anhui Sanzhong Yichuang and Jianheng New Energy Fund will fulfill the respective obligations to pay the increased capital in accordance with the Investment Agreement, the Amendment and Supplementary Agreement I and this Amendment and Supplementary Agreement II.

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17.	This Amendment and Supplementary Agreement II shall be governed by, and construed in accordance with the laws of the PRC.

18.	Any dispute, controversy, difference or claim arising out of or relating to this Amendment and Supplementary Agreement II shall be resolved by the Parties in dispute through amicable consultation. If the Parties fail to resolve such dispute within sixty (60) days of the date of the written notice given by a Party to the relevant other Parties indicating the existence of the dispute or requesting the commencement of negotiation, any Party may refer the dispute to the China International Economic and Trade Arbitration Commission (“CIETAC”) for arbitration in Beijing in accordance with the arbitration rules of CIETAC effective at the time of application for arbitration. The arbitration proceedings shall be conducted in Chinese. The arbitration tribunal shall consist of three (3) arbitrators to be appointed in accordance with the arbitration rules. The applicant and the respondent shall each appoint one (1) arbitrator, and the two (2) arbitrators so appointed by the parties shall agree upon the third arbitrator or the CIETAC shall appoint the third arbitrator. The arbitration award shall be final and binding on the parties to the arbitration. The losing Party shall be liable for the costs of the arbitration, all costs and expenses of the arbitration proceedings and all costs and expenses in relation to the enforcement of any arbitral award. The arbitral tribunal shall rule upon the costs of the parties not expressly provided for in this section.

19.	This Amendment and Supplementary Agreement II shall come into force and become binding on the Parties upon the execution by the legal representatives, authorized signatories or the respective authorized representatives and the affixation of their respective company chops. The sequence of priority of the Investment Agreement, the Amendment and Supplementary Agreement I and this Amendment and Supplementary Agreement II shall be:

(1)	In case of conflict between any provisions of the Investment Agreement, the Amendment and Supplementary Agreement I and this Amendment and Supplementary Agreement II, this Amendment and Supplementary Agreement II shall prevail;

(2)	In case of conflict between any provisions of the Investment Agreement and the Amendment and Supplementary Agreement I, the Amendment and Supplementary Agreement I shall prevail;

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(3)	For any matter not mentioned herein, the Amendment and Supplementary Agreement I shall prevail; if such matter is not mentioned in the Amendment and Supplementary Agreement I, the Investment Agreement shall prevail.

Unless otherwise provided herein, the validity of other terms of the Investment Agreement and the Amendment and Supplementary Agreement I shall not be affected by this Amendment and Supplementary Agreement II.

20.	This Amendment and Supplementary Agreement II shall be written in Chinese and be executed in thirteen (13) originals, each of which shall have the same legal effect. Each Party shall hold one (1) original.

(Remainder intentionally left blank)

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(This is the Signature Page to the Amendment and Supplementary Agreement II to the NIO China Investment Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement II to be executed as of the date first written above.

CMG-SDIC Capital Management Co., Ltd.
(Company Chop)

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement II to the NIO China Investment Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement II to the NIO China Investment Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement II to be executed as of the date first written above.

Anhui Provincial Emerging Industry Investment Co., Ltd.
(Company Chop)

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement II to the NIO China Investment Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement II to the NIO China Investment Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement II to be executed as of the date first written above.

HeFei City Construction and Investment Holding (Group) Co., Ltd.
(Company Chop)

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement II to the NIO China Investment Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement II to the NIO China Investment Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement II to be executed as of the date first written above.

Advanced Manufacturing Industry Investment Fund II (Limited Partnership)
(Company Chop)

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement II to the NIO China Investment Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement II to the NIO China Investment Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement II to be executed as of the date first written above.

Anhui Jintong New Energy Automobile II Fund Partnership (Limited Partnership)
(Company Chop)

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement II to the NIO China Investment Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement II to the NIO China Investment Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement II to be executed as of the date first written above.

Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership)
(Company Chop)

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement II to the NIO China Investment Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement II to the NIO China Investment Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement II to be executed as of the date first written above.

Anhui Provincial Sanzhong Yichuang Industry Development Fund Co., Ltd.
(Company Chop)

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement II to the NIO China Investment Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement II to the NIO China Investment Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement II to be executed as of the date first written above.

NIO Inc.

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement II to the NIO China Investment Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement II to the NIO China Investment Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement II to be executed as of the date first written above.

NIO Nextev Limited

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement II to the NIO China Investment Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement II to the NIO China Investment Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement II to be executed as of the date first written above.

NIO User Enterprise Limited

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement II to the NIO China Investment Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement II to the NIO China Investment Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement II to be executed as of the date first written above.

NIO Power Express Limited

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement II to the NIO China Investment Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement II to the NIO China Investment Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement II to be executed as of the date first written above.

NIO (Anhui) Holding Co., Ltd

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement II to the NIO China Investment Agreement